    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 2002



                                                      REGISTRATION NO. 333-44937

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON D. C. 20549

                            ------------------------

                          POST-EFFECTIVE AMENDMENT ON



                                   FORM S-3/A


                                  TO FORM S-1

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                PHOTOMEDEX, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                          DELAWARE                                                    59-2058100
      (STATE OR OTHER JURISDICTION OF INCORPORATION OR                 (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                       ORGANIZATION)


                    FIVE RADNOR CORPORATE CENTER, SUITE 470
                           RADNOR, PENNSYLVANIA 19087
                                 (610) 971-9292
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              JEFFREY F. O'DONNELL
                            CHIEF EXECUTIVE OFFICER
                                PHOTOMEDEX, INC.
                    FIVE RADNOR CORPORATE CENTER, SUITE 470
                           RADNOR, PENNSYLVANIA 19087
                                 (610) 971-9292
          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:
                     LUCE, FORWARD, HAMILTON & SCRIPPS LLP
                          ATTN: JEFFREY P. BERG, ESQ.
                      11755 WILSHIRE BOULEVARD, SUITE 1600
                       LOS ANGELES, CALIFORNIA 90025-5244

                             PHONE: (310) 481-5200

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]



    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities only in connection with dividend or interest reinvestment plans, check the following box: [X]



    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------
                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                TITLE OF EACH CLASS OF                     NUMBER TO BE     PROPOSED MAXIMUM       AGGREGATE        REGISTRATION
              SECURITIES TO BE REGISTERED                  REGISTERED(1)    OFFERING PRICE(1)    OFFERING PRICE        FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................        336,101           $ 1.25           $   420,126        $   123.94
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................        877,250           $ 4.00           $ 3,509,000        $ 1,035.16
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................        800,000           $ 2.70           $ 2,160,000        $   637.20
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................         20,000           $ 1.00           $    20,000        $     5.90
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................        716,986           $ 2.00           $ 1,433,972        $   423.02
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................        212,500           $ 1.50           $   318,750        $    94.03
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................      1,409,092           $11.00           $15,500,012        $ 4,572.50
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................      2,068,972           $12.00           $24,827,664        $ 7,324.16
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................      1,257,069           $12.00           $15,084,828        $ 4,450.02
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................      1,378,751           $ 1.50           $ 2,068,127        $   610.10
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................        428,750           $ 2.00           $   857,500        $   252.96
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................         93,104           $ 4.50           $   418,968        $   123.60
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................        174,000           $ 4.69           $   816,060        $   240.74
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01..........................        100,000           $ 0.75           $    75,000        $    22.13
---------------------------------------------------------------------------------------------------------------------------------
        TOTAL..........................................      9,872,575                            $67,510,007        $19,915.46
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee.


(2) This amount has been previously paid with the filing of this Registration Statement.

                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 25, 2002


                                   PROSPECTUS

                                9,872,575 SHARES


                               [PHOTOMEDEX LOGO]






                                  COMMON STOCK

                            ------------------------

     This prospectus relates to the public offering, which is not being underwritten, of 9,872,575 shares of our common stock, which is held by some of our current stockholders, or the selling stockholders.

     The prices at which such selling stockholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is quoted on the NASDAQ National Market System under the
symbol "PHMD." On January   , 2002, the last reported sale price for the common
stock was $          .


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE THE SECTIONS ENTITLED "RISK FACTORS" IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy or this prospectus. Any representations to the contrary is a criminal offense.

                 The date of this prospectus             , 2002

     No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by PhotoMedex, Inc., a Delaware corporation and its subsidiaries (referred in this prospectus as "we," "us" or "our"), any stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                                  THE COMPANY

OVERVIEW OF OUR BUSINESS

     We develop, manufacture and market therapeutic excimer laser-based instrumentation designed to treat psoriasis, vitiligo and atopic dermatitis. We are also developing our technology for the treatment of other skin disorders. In January 2000, we received the first Food and Drug Administration, or FDA, approval to market an excimer laser system, our XTRAC system, for the treatment of psoriasis. XTRAC(TM) is a registered trademark of PhotoMedex, Inc. PhotoMedex, Inc. and our logo are both registered trademarks of PhotoMedex, Inc. On March 1, 2001, we received the first FDA approval to market our XTRAC system for the treatment of vitiligo. In August, 2001, we received the first FDA approval to market our XTRAC system for the treatment of atopic dermatitis. We commercially launched the XTRAC system in the United States in August 2000.

     In February 2001, we received notification from a major healthcare insurer, CIGNA Corporation, or CIGNA, that CIGNA will reimburse medically necessary claims submitted by patients or their doctors for payment of treatments for psoriasis utilizing our XTRAC system.

     There is no known cure for psoriasis and although existing treatments provide some relief to psoriasis sufferers, they are extremely inconvenient and may involve substantial side effects. We believe that our patent-protected XTRAC system will enable more effective and convenient treatment with minimal side effects and, as a result, will become the "standard of care" for the majority of those afflicted with the disease.

     As a part of our commercialization strategy in the United States, we are providing our XTRAC system to targeted dermatologists at no capital cost to them. We believe that this strategy will create substantial incentives for these dermatologists to adopt our XTRAC system and will accelerate further market penetration. We expect to receive a recurring stream of revenue from per-treatment charges to dermatologists for use of our XTRAC system. Outside of the United States, our strategy includes both selling and leasing XTRAC systems directly to dermatologists through our distributors and providing XTRAC systems to dermatologists with a usage-based revenue stream to us.

     Our principal executive offices are located at Five Radnor Corporate Center, Suite 470, Radnor, Pennsylvania 19087. Our telephone number is (610) 971-9292.

                                  RISK FACTORS

     Certain statements in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. Forward-looking statements in this prospectus hereafter included in other publicly available documents filed with the Securities and Exchange Commission, or the Commission, reports to our stockholders and other publicly available statements issued or released by us involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management's best estimates based upon current conditions and the most recent results of operations. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed in the risk factors, described below.

     Our securities are highly speculative and involve a high degree of risk. Only investors who can afford the loss of their entire investment should make an investment in these securities. In addition to the factors set forth elsewhere in this prospectus, prospective investors should give careful consideration to the following risk factors in evaluating us and our business before purchasing our securities.

     There is a limited public market for our common stock. Persons who may own or intend to purchase shares of common stock in any market where the common stock may trade should consider the following risk factors, together with other information contained elsewhere in our reports, proxy statements and other available public information, as filed with the Commission, prior to purchasing shares of our common stock.

WE HAVE A HISTORY OF LOSSES, WE EXPECT FUTURE LOSSES AND CANNOT ASSURE YOU THAT WE WILL BECOME OR REMAIN PROFITABLE.

     Historically, we have incurred significant losses and have had negative cash flows from operations. To date, we have dedicated most of our financial resources to research and development and general and administrative expenses and only recently began to market our XTRAC system for commercial sale and to generate revenues from its use by dermatologists. We have historically financed our activities through working capital provided from loans and the private placement of our debt and equity securities. As of September 30, 2001, our accumulated deficit was approximately $49.9 million.

     Our future revenues and success depend upon acceptance of our excimer laser systems for the treatment of psoriasis, vitiligo and atopic dermatitis. Our XTRAC system for the treatment of these conditions has just begun to generate revenues. Our ability to introduce our new products successfully and the expected benefits to be obtained from these new products may be adversely affected by a number of factors, such as unforeseen costs and expenses, technological changes, economic downturns, competitive factors or other events beyond our control.

     We expect to incur operating losses for at least the next twelve months because we plan to spend substantial amounts on the marketing of our psoriasis, vitiligo and atopic dermatitis treatment products and expansion of our operations. We cannot assure you that we will market any products successfully, operate profitably in the future, or that we will not require significant additional financing in order to accomplish our business plan.

WE WILL NEED ADDITIONAL FINANCING TO MAINTAIN AND EXPAND OUR BUSINESS, AND SUCH FINANCING MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

     We have historically financed our operations through working capital provided from operations, loans and the private placement of equity and debt securities. In October, 2001, we raised the gross amount of approximately $5,292,750 through a private placement of our securities. The net proceeds of that financing, together with our existing financial resources and any revenues from our sales, distribution, licensing and manufacturing relationships, should be sufficient to meet our operating and capital requirements into the first quarter of 2003. However, we may have to raise substantial additional capital thereafter if:

     - changes in our research and development plans cause unexpected large future expenditures; or

     - operating losses continue, if demand for our XTRAC system for the treatment of psoriasis, vitiligo and atopic dermatitis does not meet our current expectations.

     If we need additional financing, we cannot assure you that it will be available on favorable terms, if at all. If we need funds and cannot raise them on acceptable terms, we may not be able to:

     - execute our growth plan for our XTRAC system;

     - take advantage of future opportunities, including synergistic acquisitions;

     - expand our manufacturing facilities, if necessary, based on increased demand for our XTRAC system;

     - respond to customers and competition; or

     - remain in operations.

OUR LASER TREATMENTS OF PSORIASIS, VITILIGO AND ATOPIC DERMATITIS AND ANY OF OUR FUTURE PRODUCTS MAY FAIL TO GAIN MARKET ACCEPTANCE, WHICH WOULD ADVERSELY AFFECT OUR COMPETITIVE POSITION.

     No independent studies with regard to the feasibility of our proposed business plan have been conducted by ourselves or by any independent third parties with respect to our present and future business prospects and capital requirements. We have generated limited commercial distribution for our XTRAC system and our other products. Even if adequate financing is available and our products are ready for market, we cannot assure you that our products will find sufficient acceptance in the marketplace to fulfill our long and short-term goals. We cannot assure you that the marketplace will be receptive to excimer laser technology over competing therapies or that a cure will not be found for the underlying diseases. Failure of our products to achieve market acceptance would have a material adverse effect on our business, financial condition and results of operations.

     We introduced our marketing plan for our psoriasis treatment system in August 2000. Market acceptance of laser treatment of psoriasis, vitiligo and atopic dermatitis depends on our ability to establish, with the medical community, the clinical efficacy of excimer laser technology to treat these disorders. While we have engaged in clinical studies for our psoriasis treatment, we have not had sufficient time to observe the long-term effectiveness or potential side effects of our treatment system for psoriasis, vitiligo and atopic dermatitis.

OUR SUCCESS MAY DEPEND ON THIRD-PARTY REIMBURSEMENT OF PATIENTS' COSTS FOR OUR XTRAC SYSTEM, WHICH COULD RESULT IN PRICE PRESSURE OR REDUCED DEMAND.

     Our ability to market products successfully will depend in part on the extent to which various third parties are willing to reimburse patients or providers for the costs of medical procedures utilizing our treatment products. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payors are systematically challenging the prices charged for medical products and services. They may deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate. Accordingly, if less costly drugs are available, third-party payors may not authorize or may limit reimbursement for the use of our products, even if our products are safer or more effective than the alternatives. Additionally, they may require changes to our pricing structure and revenue model before authorizing reimbursement.

     To date, we have received approval from 48 health plans in 27 states to reimburse for claims submitted by patients or their doctors for treatment of psoriasis utilizing our XTRAC system. We have also received approval from 8 insurers for reimbursement for treatment of vitiligo utilizing our XTRAC system. We can give no assurance that any other health insurers will agree to any reimbursement policy or that currently reimbursing insurers will not adversely modify their reimbursement policies for the use of our XTRAC system in the future. We intend to seek coverage and reimbursement for the use of our XTRAC system to treat atopic dermatitis, after additional clinical studies are completed. There can be no assurances that we will be in position to seek reimbursement for the use of our XTRAC system to treat atopic dermatitis, or, if we do, that any health insurers will agree to any reimbursement policy.

     We are in discussions with the payment and coverage staff in the national office of the Centers for Medicare & Medicaid Services, or CMS, (formerly known as the Health Care Financing Administration), and the local Part B Carriers regarding coverage of, and reimbursement for, the costs of treatments for psoriasis utilizing the XTRAC system. This is not a formal request for a national coverage policy, a process that can take from 18 to 24 months to complete. We are pursuing a more informal approach to obtain Medicare reimbursement in an effort to expedite the process. We cannot assure you that a favorable response will be received from CMS or the carriers. If CMS or the carriers do not grant the right to reimbursement, it could have a material adverse effect on our business. We are not yet seeking Medicare coverage for treatment of vitiligo or atopic dermatitis, although we intend to initiate such an effort in the future. We cannot assure you that psoriasis, vitiligo or atopic dermatitis patients will be willing to pay the extra amount required to obtain treatment with our XTRAC system. The failure to achieve this goal could have a material adverse effect on our business operations and financial condition.

COST CONTAINMENT MEASURES AND ANY GENERAL HEALTHCARE REFORM COULD ADVERSELY AFFECT OUR ABILITY TO MARKET OUR PRODUCTS.

     Cost containment measures instituted by healthcare providers and insurers and any general healthcare reform could affect our ability to receive revenue from the use of our XTRAC system or to market our products and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third-party coverage and reimbursement on our business. In addition, fundamental reforms in the healthcare industry in the United States and the European Union, or EU, continue to be considered, although we cannot predict whether or when any healthcare reform proposals will be adopted and what impact such proposals might have on demand for our products.

THE XTRAC SYSTEM IS OUR ONLY MARKETED PRODUCT. IF PHYSICIANS DO NOT ADOPT OUR XTRAC SYSTEM, WE WILL NOT ACHIEVE FUTURE REVENUE GROWTH.

     We commercially introduced our XTRAC system, which consists of a laser system for the treatment of psoriasis, in August 2000. We are highly dependent on XTRAC system revenue because we anticipate that usage for the XTRAC system will account for substantially all our revenue at least through the end of 2002. To achieve increasing revenue, our product must gain recognition and adoption by physicians who treat psoriasis and other skin disorders. The XTRAC system represents a significant departure from conventional psoriasis treatment methods. We believe that physicians will not use our XTRAC system unless they determine, based on published peer-reviewed journal articles, long-term clinical data and their professional experience, that the XTRAC system provides an effective and attractive alternative to conventional means of treatment for psoriasis. Currently, there are only limited peer-reviewed clinical reports and short-term clinical follow-up data on our XTRAC system. Physicians are traditionally slow to adopt new products and treatment practices, partly because of perceived liability risks and uncertainty of third-party reimbursement. If physicians do not adopt our XTRAC system, we may never achieve significant revenues or profitability.

OTHER THAN OUR XTRAC SYSTEM, OUR PRODUCTS ARE IN EARLY STAGES OF DEVELOPMENT, AND FEW OF THESE PRODUCTS, IF ANY, MAY GENERATE REVENUES IN THE NEAR FUTURE.

     Other than our XTRAC system, our products and any new products we develop in the future face significant developmental, regulatory and financing obstacles. We cannot assure you that we will obtain the necessary financing and regulatory approvals for these products, nor can we assure you that these products will be successful in treating patients or result in commercially viable products. You must consider, based on our limited history, our ability to:

     - obtain the financial resources necessary to develop, test, manufacture and market products;

     - engage and maintain corporate partners to assist in developing, testing, manufacturing and marketing our products;

     - satisfy the requirements of clinical trial protocols;

     - establish and demonstrate the clinical efficacy of our products;

     - obtain necessary regulatory approvals;

     - achieve acceptance by third-party payors for reimbursement for procedures using our devices; and

     - market our products to achieve acceptance and use by the medical community in general.

IF THE EFFECTIVENESS AND SAFETY OF OUR PRODUCTS ARE NOT SUPPORTED BY LONG-TERM DATA, OUR REVENUE COULD DECLINE AND WE COULD BE SUBJECT TO LIABILITY.

     Our products may not be accepted if we do not produce clinical data supported by the independent efforts of clinicians. We received clearance from the FDA for the use of the XTRAC system to treat psoriasis based upon the study of a limited number of patients. Also, we have received clearance from the FDA for the use of the XTRAC system to treat vitiligo based on equivalence. Safety and efficacy data presented to the FDA for the XTRAC system was based on studies on these patients. We may find that data from longer-term psoriasis patient follow-up studies may be inconsistent with those indicated by our relatively short-term data. If longer-term patient studies or clinical experience indicate that treatment with the XTRAC system does not provide patients with sustained benefits or that treatment with our product is less effective or less safe than our current data suggests, our revenues could decline and we could be subject to significant liability. Further, we may find that our data is not substantiated in studies involving more patients, in which case we may never achieve significant revenues or profitability.

ANY FAILURE IN OUR PHYSICIAN EDUCATION EFFORTS COULD SIGNIFICANTLY REDUCE PRODUCT MARKETING.

     It is important to the success of our marketing efforts to educate physicians and technicians in the techniques of using the XTRAC system. We rely on physicians to spend their time and money to attend our pre-sale educational sessions. Positive results using the XTRAC system are highly dependent upon proper physician and technician technique. If physicians and technicians use the XTRAC system improperly, they may have unsatisfactory patient outcomes or cause patient injury, which may give rise to negative publicity or lawsuits against us, any of which could have a material adverse effect on our revenue and profitability.

OUR SUCCESS IS DEPENDENT ON INTELLECTUAL PROPERTY RIGHTS HELD BY US, AND OUR BUSINESS WILL BE ADVERSELY AFFECTED BY DIRECT COMPETITION IF WE ARE UNABLE TO PROTECT THESE RIGHTS.

     Our success will depend, in large part, on our ability to maintain and defend our patents. However, we cannot give you assurance that the technologies and processes covered by all of our patents are obvious or substantially similar to prior work, which could render these patents unenforceable. Without the protection of these patents, competitors may utilize our technology to commercialize their own excimer laser systems for the treatment of psoriasis and for other products.

     Trade secrets and other proprietary information, which are not protected by patents, are also critical to our business. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and even if we prevail in litigation, third parties may independently discover trade secrets and proprietary information that allow them to develop technologies and products that are substantially equivalent or superior to our own. Without the protection afforded by our patent, trade secret and proprietary information rights, we may face direct competition from others commercializing their products using our technology that would have a material adverse effect on our business.

DEFENDING AGAINST INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS COULD BE TIME CONSUMING AND EXPENSIVE, AND IF WE ARE NOT SUCCESSFUL, COULD CAUSE SUBSTANTIAL EXPENSES AND DISRUPT OUR BUSINESS.

     We cannot be sure that the products, services, technologies and advertising we employ in our business do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. Any legal action against us claiming damages or seeking to enjoin commercial activities relating to the affected products or our methods or processes could have a material adverse effect on our business by:

     - requiring us, or our collaborators, to obtain a license to continue to use, manufacture or market the affected products, methods or processes, which may not be available on commercially reasonable terms, if at all;

     - preventing us from making, using or selling the subject matter claimed in patents held by others and subject us to potential liability for damages;

     - consuming a substantial portion of our managerial and financial resources; and

     - resulting in litigation or administrative proceedings that may be costly, whether we win or lose.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OUTSIDE THE UNITED STATES.

     Intellectual property law outside the United States is uncertain and in many countries is currently undergoing review and revision. The laws of some countries do not protect our intellectual property rights to the same extent as laws in the United States. It may be necessary or useful for us to participate in proceedings to determine the validity of our, or our competitors', foreign intellectual property rights, which could result in substantial cost and divert our efforts and attention from other aspects of our business. If we are unable to defend our intellectual property rights internationally, we may face direct competition outside the United States, which could materially adversely effect our future business, operating results and financial condition.

OUR FAILURE TO OBTAIN OR MAINTAIN NECESSARY FDA CLEARANCES OR APPROVALS COULD HURT OUR ABILITY TO COMMERCIALLY DISTRIBUTE AND MARKET OUR PRODUCTS IN THE UNITED STATES.

     Our products are considered medical devices and are subject to extensive regulation in the United States and in foreign countries, where we intend to do business. Unless an exemption applies, each medical device that we wish to market in the United States must first receive either 510(k) clearance or pre-market approval from the FDA. Either process can be lengthy and expensive. The FDA's 510(k) clearance process may take from four to twelve months, or longer. The pre-market application approval process is much more costly, lengthy and uncertain. It may take one to three years or even longer. Delays in obtaining regulatory clearance or approval could adversely affect our revenues and profitability.

     Although we have obtained 510(k) clearances for our XTRAC system for use in treating psoriasis, vitiligo and atopic dermatitis, our clearance can be revoked if post-marketing data demonstrates safety issues or lack of effectiveness.

EVEN IF WE OBTAIN THE NECESSARY REGULATORY APPROVALS FOR OUR PRODUCTS FROM FOREIGN GOVERNMENTS, MARKET ACCEPTANCE IN INTERNATIONAL MARKETS MAY DEPEND ON THIRD PARTY REIMBURSEMENT OF PARTICIPANT'S COSTS.

     As of the date of this prospectus, we have introduced our XTRAC system through our distributors and to end users into markets in the United Kingdom, Germany, Belgium, Denmark, Italy, Spain, Switzerland, South Africa, Saudi Arabia, Israel, India, Columbia, Taiwan, Hong Kong and Malaysia. We intend to market our products in other international markets. We cannot be certain that our distributors will be successful in marketing XTRAC systems in these or other countries or that our distributors will purchase more then their contractual obligations. Even if we obtain the necessary foreign regulatory registrations or approvals, market acceptance of our products in international markets may be dependent, in part, upon the availability of reimbursement within applicable healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. Although we intend to seek international reimbursement approvals for our products, we cannot assure you that any such approvals will be obtained in a timely manner, if at all. Failure to receive international reimbursement approvals in any given market could have a material adverse effect on the acceptance of our products in that market or others.

WE HAVE LIMITED MARKETING EXPERIENCE, AND OUR FAILURE TO BUILD AND MANAGE OUR MARKETING FORCE OR TO MARKET AND DISTRIBUTE OUR PRODUCTS EFFECTIVELY WILL HURT OUR REVENUES AND PROFITS.

     We have limited marketing experience. We currently rely on 5 direct account representatives to market our XTRAC system in the United States. We recently reduced our domestic sales and marketing team, while we are awaiting reimbursement approvals from additional private health care plans. We must achieve these additional approvals and expand this marketing team over the next 24 months to achieve our market share and revenue growth goals. Since we have only recently launched the XTRAC system, our personnel have limited experience marketing the product, and we cannot predict how successful they will be in their marketing efforts. There are significant risks involved in building and managing our marketing force and marketing our products, including our ability:

     - to hire, as needed, a sufficient number of qualified marketing people with the skills and understanding to market the XTRAC system effectively;

     - to adequately train our marketing force in the use and benefits of our system, making them less effective promoters; and

     - to accurately price our treatments using an XTRAC system as attractive alternatives to conventional treatments.

WE HAVE LIMITED EXPERIENCE MANUFACTURING OUR PRODUCTS IN COMMERCIAL QUANTITIES, WHICH COULD ADVERSELY IMPACT THE RATE AT WHICH WE GROW.

     We may encounter difficulties manufacturing our products for the following reasons:

     - we have limited experience manufacturing our products in commercial quantities;

     - we do not have extensive experience manufacturing our products in compliance with the FDA's Quality System Regulation;

     - to increase our manufacturing output significantly, we will have to attract and retain qualified employees, who are in short supply, for assembly and testing operations; and

     - some of the components and materials necessary for manufacturing our products are currently provided by a single supplier.

     Although we believe that our current manufacturing facility is adequate to support our commercial manufacturing activities for the foreseeable future, we may be required to expand our manufacturing facilities to substantially increase capacity. If we are unable to provide customers with high-quality products in a timely manner, we may not be able to achieve market acceptance for our XTRAC system. Our inability to successfully manufacture or commercialize our devices could have a material adverse effect on our revenue.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

     We expect to experience significant growth in the number of our employees and customers and the scope of our operations. This growth may place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of new products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, a key part of our strategy may not be successful.

OUR PRODUCTS REQUIRE SPECIFIC COMPONENT PARTS THAT MAY NOT BE READILY AVAILABLE OR COST EFFECTIVE, WHICH MAY ADVERSELY AFFECT OUR COMPETITIVE POSITION OR PROFITABILITY.

     Production of our XTRAC system requires specific component parts obtained from our suppliers. In the event that our suppliers cannot meet our needs, we believe that we could find alternative suppliers. However, a change in suppliers or any significant delay in our ability to have access to such resources would have a material adverse effect on our delivery schedules, business, operating results and financial condition.

OUR FAILURE TO RESPOND TO RAPID CHANGES IN TECHNOLOGY AND ITS APPLICATIONS AND INTENSE COMPETITION IN THE MEDICAL DEVICES INDUSTRY OR THE DEVELOPMENT OF A CURE FOR PSORIASIS COULD MAKE OUR TREATMENT SYSTEM OBSOLETE.

     The medical devices industry is subject to rapid and substantial technological development and product innovations. To be successful, we must respond to new developments in technology, new applications of existing technology and new treatment methods. We compete against numerous companies offering alternative treatment systems to ours, some of which have greater financial, marketing and technical resources to utilize in pursuing technological development and new treatment methods. Our financial condition and operating results could be adversely affected if our XTRAC system fails to compete favorably with these technological developments, or if we fail to be responsive on a timely and effective basis to competitors' new devices, applications, treatments or price reductions. The development of a cure for psoriasis or vitiligo would eliminate the need for our XTRAC system for either of these diseases and would require us to focus on other uses of our technology, which would have a material adverse effect on our business.

WE DO NOT HAVE A STRATEGIC PARTNER TO DEVELOP AND MARKET OUR TMR PRODUCTS.

     In August 1997, we entered into an agreement with Edwards LifeSciences Corporation, or Edwards. Under the terms of this agreement, we granted Edwards exclusive worldwide rights to sell our modified excimer laser and associated disposable products, known as the AL5000M, for the treatment of cardiovascular and vascular disease using the surgical procedure known as transmyocardial revascularization, or TMR. Under the terms of the agreements with Edwards, Edwards had agreed, among other things, to:

     - absorb many of the significant expenses of bringing our TMR products to market;

     - fund the total cost of obtaining regulatory approvals worldwide for the use of the AL5000M for the treatment of cardiovascular and vascular disease; and

     - fund all sales and marketing costs related to the introduction and marketing of the AL5000M to treat cardiovascular and vascular disease.


     In September 1997, Edwards purchased from a third party rights to related patents for the use of an excimer laser to ablate tissue in vascular and cardiovascular applications for $4,000,000. The ablation technology underlying the patents has been successfully used in other applications for many years. In December 1997, we acquired a license to these patent rights from Edwards, thereby entitling us to sell an excimer laser and related products for use in cardiovascular procedures. A license fee was recorded for the $4,000,000 cash payment made by us to Edwards to acquire the license.


     Our strategic relationship with Edwards has terminated, which termination is the subject of certain disputes between Edwards and us. We no longer have a strategic partner to develop and market our TMR system. We do not have sufficient financial resources to conduct the necessary human clinical trials to commercialize the application of the AL5000M for TMR. If we intend to continue to try to bring our AL5000M to market, we will have to seek out other parties for the purpose of financing the conduct of human clinical trials that otherwise would have been paid for by Edwards. We believe that third parties may have an economic incentive to provide such assistance due to the fact that we believe that the AL5000M is technically superior and less expensive than lasers from other manufacturers used for the same medical applications. However, we cannot assure you that we will be able to find another alliance in connection with our AL5000M and even if we do so that such alliance will be on terms as favorable as those of the alliance we had with Edwards.

     In late January, 2001, we learned that on November 10, 2000, Edwards and LaserSight, Inc., or LaserSight, granted a non-exclusive sublicense of the LaserSight license to Spectranetics, Inc., or Spectranetics, without our consent. We believe that the grant of this sublicense violated certain agreements between Edwards and us. We are currently evaluating what measures we should take in connection with these actions by Edwards. We believe that this action by Edwards, if not reversed, may restrict our ability to protect products that we may develop in the cardiovascular field from competition by Spectranetics and others.


     As discussed in the Quarterly Report on Form 10-Q for the period ended September 30, 2001, we have been evaluating the various alternatives for exploiting the license. During the fourth quarter of 2001, we completed our evaluation. We concluded that the projected undiscounted cash flows expected to be derived from this license are substantially less than the carrying value of the license. We also believe that any operations relating to this license will generate negative cash flows over the next several years due to the additional costs that would need to be incurred to further develop and market products based on this technology. Accordingly, we recorded an impairment charge in the fourth quarter of 2001 of approximately $2,000,000.


OUR PRODUCTS MAY BE FOUND DEFECTIVE OR PHYSICIANS AND TECHNICIANS MAY MISUSE OUR PRODUCTS AND DAMAGES MAY EXCEED OUR INSURANCE COVERAGE.

     To date, there have been no tests completed observing the long-term effects of our XTRAC system. One or more of our products may be found to be defective after we have already shipped them in volume, requiring a product replacement. Product returns and the potential need to remedy defects or provide replacement products or parts could result in substantial costs and have a material adverse effect on our business and results of operations. The clinical testing, manufacturing, marketing and use of our products and procedures may also expose us to product liability claims. In addition, our training of technicians whom we do not supervise in the use of our XTRAC system may expose us to medical malpractice claims. We maintain liability insurance with coverage limits of $10,000,000 per occurrence. We cannot assure you that the coverage limits of our insurance policies are adequate or that one or more successful claims brought against us would not have a material adverse effect upon our business, financial condition and results of operations.

IF WE USE HAZARDOUS MATERIALS IN A MANNER THAT CAUSES INJURY OR VIOLATES LAWS, OUR BUSINESS AND OPERATIONS MAY SUFFER.

     Our XTRAC system utilizes a xenon chloride gas mixture under high pressure, which is extremely corrosive. While methods for proper disposal and handling of this gas are well-known, we cannot completely eliminate the risk of accidental contamination, which could cause:

     - an interruption of our research and development efforts;

     - injury to our employees, physicians, technicians or patients which could result in the payment of damages; or

     - liabilities under federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.

WE DEPEND ON OUR EXECUTIVE OFFICERS AND KEY PERSONNEL TO IMPLEMENT OUR BUSINESS STRATEGY AND COULD BE HARMED BY THE LOSS OF THEIR SERVICES.

     We believe that our growth and future success will depend in large part upon the skills of our management and technical team. The competition for qualified personnel in the laser industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or to attract additional qualified personnel. We do not have key-person life insurance on any of our employees.

     Our success depends in part upon the continued service and performance of:

     - Jeffrey F. O'Donnell, President and Chief Executive Officer; and

     - Dennis M. McGrath, Chief Financial Officer.

     Although we have employment agreements with Mr. O'Donnell and Mr. McGrath, the loss of the services of one or more of our executive officers could impair our ability to develop and introduce our new products.

DELAWARE LAW HAS ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT ACTUAL AND POTENTIAL CHANGES IN CONTROL, EVEN IF THEY WOULD BENEFIT STOCKHOLDERS.

     We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a business combination between a corporation and an "interested stockholder" within three years of the stockholder becoming an interested stockholder, except in limited circumstances.

POTENTIAL FLUCTUATIONS IN OUR OPERATING RESULTS COULD LEAD TO FLUCTUATIONS IN THE MARKET PRICE FOR OUR COMMON STOCK.

     Our results of operations are expected to fluctuate significantly from quarter to quarter, depending upon numerous factors, including:

     - healthcare reform and reimbursement policies;

     - demand for our products;

     - changes in our pricing policies or those of our competitors;

     - increases in our manufacturing costs;

     - the number, timing and significance of product enhancements and new product announcements by ourselves and our competitors;

     - our ability to develop, introduce and market new and enhanced versions of our products on a timely basis considering, among other things, delays associated with the FDA and other regulatory approval processes and the timing and results of future clinical trials; and

     - product quality problems, personnel changes, and changes in our business strategy.

     Our quarter to quarter operating results could also be affected by the timing and usage of individual laser units in the treatment of patients, since our revenue model for the excimer laser system for the treatment of psoriasis patients is based on a payment per usage plan.

OUR STOCK PRICE HAS BEEN AND CONTINUES TO BE VOLATILE.

     The market price for our common stock could fluctuate due to various factors. These factors include:

     - acquisition-related announcements;

     - announcements by us or our competitors of new contracts, technological innovations or new products;

     - changes in government regulations;

     - fluctuations in our quarterly and annual operating results; and

     - general market conditions.

     In addition, the stock markets have, in recent years, experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of our common stock.

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK MAY BE LIMITED.

     We do not expect to pay any cash dividends in the foreseeable future. We intend to retain earnings, if any, to provide funds for the expansion of our business.

LIMITATIONS ON DIRECTOR LIABILITY MAY DISCOURAGE STOCKHOLDERS FROM BRINGING SUIT AGAINST A DIRECTOR.

     Our certificate of incorporation provides, as permitted by governing Delaware law, that a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law.

IN 1997, PRIOR MANAGEMENT ENTERED INTO A SETTLEMENT ORDER WITH THE COMMISSION REGARDING CERTAIN EVENTS, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO CONDUCT FINANCING IN THE FUTURE.

     In 1997, as a result of certain alleged securities law violations in 1992 and early 1993 under prior management, we entered into a Settlement Order with the Commission, in which we consented to the entry of an order finding that prior management violated the securities laws and ordering prior management to cease and desist from any future securities law violations. The alleged events occurred prior to the change in our management and board of directors. We cannot assure you that the Settlement Order will not have an adverse effect on our ability to conduct financing in the future.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission, or the Commission, under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of common stock offered hereby, together with any amendments, exhibits and schedules. This prospectus does not contain all of the information contained in the registration statement on Form S-3, certain portions of which we have omitted as permitted by the rules and regulations of the Commission. For further information concerning us and the shares offered hereby, please refer to the registration statement on Form S-3. You may inspect the registration statement without charge at the Commission's principal office in Washington, D.C., and you may obtain copies of all or any part of the registration statement from the Public Reference Room of the Commission, Washington, D.C., 20549, upon payment of prescribed fees.

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Commission. You may inspect and copy these materials at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Room. You can also find our Commission filings at the Commission's website at www.sec.gov. You may also inspect reports and other information concerning us at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus, but before the end of this offering, will be deemed to be incorporated by reference.

     The Commission allows us to incorporate by reference information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents listed below, which we have previously filed with the Commission. These documents contain important information about us, our business and our finances:

     - Annual Report on Form 10-K for the year ended December 31, 2000.

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2001.

     - Definitive Proxy Statement on Schedule 14A, as filed with the Commission on October 16, 2001.

     - The description of our common stock contained in our registration statements filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

     If you request, either orally or in writing, we will provide to you a copy of any or all documents which are incorporated by reference. We will provide these documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to: PhotoMedex, Inc., Attn: Investor Relations, Five Radnor Corporate Center, Suite 470, Radnor, Pennsylvania 19087,
(610) 971-9292.

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                              PLAN OF DISTRIBUTION

     We are registering all 9,872,575 shares on behalf of certain selling stockholders. We originally issued:

     - 7,697,970 shares issued in the name of certain of the selling stockholders,

     - 1,974,605 shares underlying certain warrants issued in the name of certain of the selling stockholders (some of which have previously been exercised), and

     - 200,000 shares underlying certain options issued in the name of certain of the selling stockholders (all of which have been exercised).


     We will receive no proceeds from this offering. However, we have received gross proceeds of $3,107,343 from the exercise of certain of the warrants and may receive gross proceeds of up to an additional $2,385,248 upon exercise of the remaining unexercised warrants, and we have received gross proceeds of $225,000 from the exercise of all of the options. The net proceeds, if any, from such transactions have been and will be used for working capital and general corporate purposes.


     The selling stockholders named in the table below or pledges, donees, transferees or other successors-in-interest, who may sell shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus, collectively, the selling stockholders, may sell the shares from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent by may position and resell a portion of the block as principal to facilitate the transaction,

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

     - an exchange distribution in accordance with the rules of such exchange,

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

     - in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for which they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 promulgated under the Securities Act, may be sold under Rule 144 rather than pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the sale of shares by selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     - the name of each such selling stockholder and of the participating broker-dealer(s),

     - the number of shares involved,

     - the price at which such shares were sold,

     - the commissions paid or discounts or concessions allowed to such brokerdealer(s), where applicable,

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     - other facts material to the transaction.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offer of the shares, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the selling stockholders and the number of shares and shares, which may be issued or have been issued upon exercise of the related warrants and options, and registered on behalf of each of the selling stockholders. Except as set forth below in the table and related footnotes, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our shares or other securities. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:


                                                                  SHARES UNDERLYING
                                                                    WARRANTS AND
SELLING STOCKHOLDERS                                  SHARES(1)      OPTIONS(2)       TOTAL SHARES(3)
--------------------                                  ---------   -----------------   ---------------
531 East Lancaster Avenue LLC(4)....................     10,000                             10,000
Abruzzese, Frank A..................................     11,000                             11,000
Accrued Investments, Inc............................                      7,500              7,500
Adams, Dennis.......................................     92,500          21,250            113,750
Alderfer, Joy.......................................      2,000                              2,000
Allsopp, David S....................................     57,900                             57,900
Anvers, L.P.........................................     18,182                             18,182
Anvers II, L.P......................................     27,273                             27,273
Arkin, Robert.......................................     25,000          12,500             37,500
Auch, Fran M........................................     13,000                             13,000
Austin, Van.........................................      5,000                              5,000
Batansky, Norman....................................      6,000                              6,000
Belz, David & Robyn.................................      3,000                              3,000
Belz, David, Profit Sharing Plan....................      8,000                              8,000
Blancho, Eric.......................................     11,000                             11,000
Bowler, Mary E. ....................................     17,218           5,000             22,218
Brooks Provisions...................................     25,000                             25,000
Brown, William P. ..................................     10,000                             10,000
Burkhardt, Robert...................................      5,000                              5,000
Campbell, Frank J., III.............................    105,000                            105,000
Campbell, Frank J., IRA.............................     50,000          25,000             75,000
Cardiovascular/Thoracic Def. Partnership............     20,000                             20,000
Carewell, S.a.r.l. .................................     20,000                             20,000
Chapman, Donald.....................................    150,000                            150,000
Constantine, Harry & Phoebe.........................     10,000                             10,000
Corby, Dan..........................................      7,606                              7,606
Cornell, John E., Trustee...........................      2,000                              2,000
Cullen, Alice.......................................     10,000                             10,000
DCF Partners, L.P. .................................    300,545                            300,545
DCF Life Sciences Fund Limited......................    154,000                            154,000
Dandridge, Victor, III..............................     20,000                             20,000
DeCarlo, Anthony & Ellen............................      5,107           2,500              7,607
Decosimo, Joseph....................................     20,000                             20,000
DeMento, B. Robert & Linda..........................      6,000                              6,000
DeMento, Biagio & Cosima............................     25,000                             25,000
DeMoss Foundation...................................    150,000          50,000            200,000
Ecker, Amir.........................................    107,500          22,500            130,000
Ecker, Amir and Maria...............................                      3,750              3,750
Ecker Family Partnership............................     52,500          13,750             66,250
Ecker, Amir, IRA....................................     52,500                             52,500
EDJ Limited.........................................     65,000          17,500             82,500

                                                                  SHARES UNDERLYING
                                                                    WARRANTS AND
SELLING STOCKHOLDERS                                  SHARES(1)      OPTIONS(2)       TOTAL SHARES(3)
--------------------                                  ---------   -----------------   ---------------
Edwards, Joanne.....................................     15,500           6,250             21,750
Emerson, J. Steven, Roth IRA, Bear Stearns
  Securities Corp., Custodian.......................                     50,000             50,000
Evancich, Joseph M. & Linda.........................      8,000                              8,000
Faillace, Peter J., Jr., C/F Adam Faillace..........      3,500                              3.500
Faillace, Peter J., Jr., C/F Matthew Faillace.......      3,500                              3,500
First, Lawrence & Lorraine..........................      5,000                              5,000
Fischer, John David.................................      2,000                              2,000
Frary, Richard S. ..................................      7,500                              7,500
Fuller, Jay M. & Sandee.............................     25,000          12,500             37,500
Gale, James, Trustee................................     12,500           6,250             18,750
Gallo, Joseph E., Trustee, Ernest J. Gallo
  Trust(5)..........................................    179,148                            179,148
Gallo, Joseph E., Trustee, Ernest J. Gallo
  Trust(5)..........................................    179,148                            179,148
Gallo, Joseph E., Trustee, Joseph C. Gallo
  Trust(5)..........................................    179,147                            179,147
Gallo, Joseph E., Trustee, Children's Family
  Trust(5)..........................................    409,722                            409,722
Galman, Barry.......................................      5,000                              5,000
Garre, Sam, III, IRA................................     10,000                             10,000
Gibbs, Richard......................................     36,875           8,438             45,313
Goodwin, Richard C. ................................     22,000                             22,000
Gruber, Jon D. and Linda W. ........................     56,250          18,750             75,000
Gruber McBaine International........................     75,000          25,000            100,000
Haimovitch, Larry...................................     22,500           6,250             28,750
Hansen, Penelope S. & Richard A.(6).................    100,000          75,000            175,000
Hare & Co. .........................................    240,000          20,000            260,000
Healthworld Corporation.............................                    174,000            174,000
Holmes Partners, LP.................................                      6,250              6,250
Hutchins, William Wells.............................     10,000                             10,000
Investec PMG Capital(6).............................    179,543         468,104            647,647
Jacobson, Ricky.....................................      3,000                              3,000
Jordanov, Betty.....................................      5,000                              5,000
Kalista, Clifford...................................     47,000                             47,000
Kalista, Clifford and Phyllis.......................                    325,000            325,000
Kalista, Phyllis....................................      3,000                              3,000
Keszeli, Alexander..................................      2,000                              2,000
Kim, James J. ......................................     20,000                             20,000
Koffman, Phillip and Marie..........................     10,000           5,000             15,000
Kozloff, Judith, IRA................................      2,000                              2,000
Kreitler, Richard...................................     20,000                             20,000
Lagunitas Partners, LP..............................    243,750          81,250            325,000
Lancaster Investment Partners, L.P. ................    175,000         100,000            275,000
Legion Fund, Ltd. ..................................                     12,500             12,500
Leicht, Phillip, Rollover IRA.......................     25,000          12,500             37,500
Lennon, James J. and Carolyn........................     10,000                             10,000
Losty, Mary M. .....................................    125,000          12,500            137,500
Lyerly, J. Edward...................................      3,000                              3,000
Maguire, Alexander, IRA.............................     10,000                             10,000
Mandeville, Josephine...............................     10,000                             10,000

                                                                  SHARES UNDERLYING
                                                                    WARRANTS AND
SELLING STOCKHOLDERS                                  SHARES(1)      OPTIONS(2)       TOTAL SHARES(3)
--------------------                                  ---------   -----------------   ---------------
Marsh, Harry C., Jr. ...............................     20,000                             20,000
Martin, Larry.......................................                    100,000            100,000
Martorelli, Michael A. .............................     10,000                             10,000
Mazer, Irving.......................................     75,625          25,313            100,938
Mazer, Irvine -- Special Account....................      7,500           2,500             10,000
McAtee, John J., Jr.(7).............................    100,000                            100,000
McCarthy, Cornelius & Gail..........................      2,250                              2,250
McKernan, Thomas & Ann..............................     12,500           6,250             18,750
McQueen, Scott......................................     35,000           5,000             40,000
Melgen, Saloman E. and Flor.........................     50,000          25,000             75,000
Millridge Corporation...............................     30,000                             30,000
Mitchell, Keith, IRA................................      4,000                              4,000
Mittelman, Brenda...................................      6,000           3,000              9,000
Mittelman, Harry....................................     15,100                             15,100
Mittelman, Harry & Brenda...........................     15,000           7,500             22,500
Mittelman, Harry, Pension Profit Sharing Plan.......     15,000           7,500             22,500
Mittelman, Harry, Revocable Trust...................     35,000          17,500             52,500
Mittelman, Harry, Rollover IRA......................     45,000          22,500             67,500
Mittelman, Harry (Trustee, Drew Kaplow).............      3,500           1,750              5,250
Mittelman, Harry (Trustee, Spencer Mittelman).......      6,500           3,250              9,750
Murphy, Kathleen E. ................................     10,000                             10,000
Narragansett I, L.P. ...............................     62,727                             62,727
Narragansett Offshore, Ltd. ........................     28,182                             28,182
Novak, Alan R.(8)...................................     28,601                             28,601
O'Conner, Daniel J. ................................     75,000          25,000            100,000
O'Conner, Pamela F. ................................     25,000          12,500             37,500
Orbis Pension Trustees, Ltd. .......................    200,000                            200,000
Papa, Vincent.......................................     10,000                             10,000
Parke, David........................................      7,000                              7,000
Parlby, George......................................      7,500          24,000             31,500
Pequot Scout Fund L.P. .............................    545,455                            545,455
Petersen, Eric C. & Ellen C. .......................     41,000          12,500             53,500
Petras, Robert J. & Christine M. ...................     13,106           2,500             15,606
Phipps, Arnold A., III..............................     27,000                             27,000
Porter Partners, L.P. ..............................    185,000          72,500            257,500
Porter, Barry.......................................     75,000                             75,000
Porter, Jeffrey.....................................     50,000                             50,000
Post, Charles CRT...................................    125,000          62,500            187,500
Post, Charles, Trustee..............................     67,000                             67,000
Prince, Leonide.....................................     43,500          18,750             62,250
ProFutures Special Equities Fund LLP................    187,500                            187,500
Rawlings, Peter S.(6)...............................    200,000                            200,000
Rice, Williams Phipps...............................     10,000                             10,000
Robins, Barry.......................................     30,282          15,000             45,282
Robins, Charles M. .................................     52,500           6,250             58,750
Roytman, Leonid.....................................     15,000                             15,000

                                                                  SHARES UNDERLYING
                                                                    WARRANTS AND
SELLING STOCKHOLDERS                                  SHARES(1)      OPTIONS(2)       TOTAL SHARES(3)
--------------------                                  ---------   -----------------   ---------------
Roytman, Leonid, IRA................................     58,750                             58,750
Saquish Trust.......................................      5,500                              5,500
Shafran, George P. .................................     25,000          12,500             37,500
Shafran, Tom........................................     12,500           6,250             18,750
Sheridan, James M. .................................      5,000                              5,000
Smith, Michael H. ..................................     70,000                             70,000
Snavely, Peter D., IRA..............................     12,500           6,250             18,750
Snavely, Peter D., Jr. .............................     40,000                             40,000
Sonz Partners, L.P. ................................     50,000          25,000             75,000
Special Solutions Cayman Fund L.P. .................     45,455                             45,455
Special Solutions Fund III, L.P. ...................    136,364                            136,364
Special Solutions Private Equity Fund III, L.P. ....     90,909                             90,909
Sprague, Joseph G. .................................     10,000                             10,000
Stein, Elliot, Jr. .................................                      6,250              6,250
Sterious, John G. ..................................     10,000                             10,000
Sugarman Family Partners............................     40,000                             40,000
Sugarman, Jason.....................................      5,500                              5,500
Sunapee Partners....................................     15,000                             15,000
Talmor Capital......................................     10,000                             10,000
Teal Fund, L.P. ....................................     43,750                             43,750
Tecce, Frederick, IRA...............................     10,000                             10,000
Torrone, Robert F., Associates......................     10,000                             10,000
Troster, Ruth Lois..................................      2,000                              2,000
Walling, Richard C., Gen. Ptr. .....................     15,000                             15,000
Walsh, Charles J. & Carol W. .......................      5,000                              5,000
Watkinson, William J., IRA..........................     19,000           5,000             24,000
Weaver, James M., IRA...............................     80,000          25,000            105,000
Williams, A. Morris & Ruth W. ......................     20,000                             20,000
Williams, William D. ...............................     10,000                             10,000
Williams & Kilkowski................................     18,000                             18,000
Wittenbraker, Carolyn...............................      6,000           3,000              9,000
Wood, Greg..........................................     25,000                             25,000
Yeagley, Jonathan...................................      2,000                              2,000
                                                      ---------       ---------          ---------
TOTALS..............................................  7,697,970       2,174,605          9,872,575


---------------
(1) Consists of shares issued in various private placements of our securities.

(2) Consists of warrants and options, which have been granted, and some of which have vested and some of which may vest from time to time.


(3) The registration statement, of which this prospectus forms a part, is a post-effective amendment to a Registration Statement (Commission File No. 333-44937), which was declared effective by the Commission on May 12, 2000. The number of shares indicated in the table may not necessarily be reflective of the number of shares beneficially owned by each of the selling stockholders, as of the date of this prospectus. However, the footnotes set forth below related to the table indicate certain additional information regarding the beneficial ownership of our common stock, as of the date of this prospectus, by each selling stockholder who is known by us to own beneficially 5% or more of our common stock, or one of our directors or executive officers named in our Definitive Proxy Statement on Schedule 14A, as filed with the Commission on October 16, 2001. Where percentage of beneficial ownership of a selling stockholder is indicated below in the footnotes to the table, beneficial ownership is determined in accordance with the rules of the Commission. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of January 25, 2002, are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated in the footnotes to this table, we believe stockholders named in the table have sole voting and sole investment power with respect to the shares set forth opposite such stockholder's name. Percentage of ownership is based on 24,179,953 shares of common stock outstanding as of January 25, 2002.



(4) Jeffrey F. O'Donnell, our President and a member of our Board of Directors, owns an undivided one-third (1/3) interest in 531 East Lancaster Avenue LLC. 531 East Lancaster Avenue LLC is the registered owner of 25,000 shares of common stock and warrants to purchase up to 6,250 shares of common stock. However, Mr. O'Donnell does not share in the power to vote or dispose of these securities. As of the date of this prospectus, Mr. O'Donnell is the beneficial owner of an additional 559,854 shares of common stock, including 1,000 shares of common stock and options to purchase up to 558,854 shares of common stock registered in his name. Does not include options to purchase up to 216,146 shares of common stock, which may vest in accordance with certain schedules through 2005. Mr. O'Donnell beneficially owns 2.39% of our issued and outstanding common stock, inclusive of all of the shares of common stock beneficially owned by 531 East Lancaster Avenue LLC. Mr. O'Donnell's address is Five Radnor Corporate Center, Suite 470, Radnor, Pennsylvania 19087.



(5) Mr. Gallo has sole voting and dispositive power with respect to 1,641,165 shares of common stock he beneficially owns as trustee under certain trusts, and is the beneficial owner of 6.79% of our issued and outstanding common stock. Mr. Gallo's address is 600 Yosemite Blvd., Modesto, California 95354.


(6) Investec PMG Capital (formerly known as Pennsylvania Merchant Group, Ltd. and PMG Capital Corp.), or Investec PMG, has received compensation as a broker-dealer in connection with certain private placements conducted on our behalf during the period from 1997-2000. Richard A. Hansen is the President and a director of Investec PMG, and Peter S. Rawlings is a director of Investec PMG. Investec PMG is the registered owner of 521,827 shares of common stock and warrants to purchase up to 75,000 shares of common stock. Mr. Hansen is the beneficial owner of 10,340 shares of common stock. Mr. Rawlings is the registered owner of 110,000 shares of common stock, and his wife Sarah P. Rawlings is the registered owner of 15,000 shares of common stock. In the aggregate, such persons beneficially own 657,167 shares of common stock and warrants to purchase up to 75,000 shares of common stock, and 3.03% of our issued and outstanding common stock. The address of Investec PMG and each of such persons is Four Falls Corporate Center, West Conshohocken, Pennsylvania 19428.


(7) Mr. McAtee is a member of our Board of Directors. As of the date of this prospectus, Mr. McAtee is the beneficial owner of 430,000 shares of common stock, including 320,000 shares of common stock and warrants and options to purchase up to 110,000 shares of common stock. Does not include options to purchase up to 15,000 shares of common stock, which may vest in accordance with certain schedules through 2002. Mr. McAtee beneficially owns 1.77% of our issued and outstanding common stock. Mr. McAtee disclaims beneficial ownership of the 16,000 shares registered in the names of Elizabeth P. McAtee and John C.C. McAtee, who are his adult children. Mr. McAtee's address is Two Greenwich Plaza, Greenwich, Connecticut 06830.



(8) Mr. Novak is a member of our Board of Directors. As of the date of this prospectus, Mr. Novak is the beneficial owner of 185,000 shares of common stock, including options to purchase up to 156,399 shares of common stock and 28,601 shares of common stock. Does not include options to purchase up to 15,000 shares of common stock, which may vest in accordance with certain schedules through 2002. Mr. Novak beneficially owns less than 1% of our issued and outstanding common stock. Mr. Novak's address is 3050 K Street, NW, Suite 105, Washington, D.C. 20007.

                                 LEGAL MATTERS

     Luce, Forward, Hamilton & Scripps LLP, Los Angeles, California, will pass upon the validity of the shares of common stock offered in this prospectus for us. As of the date hereof, Messrs. Michael R. Matthias and Jeffrey P. Berg, partners in Luce, Forward, Hamilton & Scripps LLP, hold 43,563 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements incorporated by reference to the Annual Report on Form 10-K of PhotoMedex, Inc. for the year ended December 31, 2000, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and Hein + Associates LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firms as experts in giving said reports.

     On May 4, 2000, we terminated our relationship with Hein + Associates LLP, as our principal independent accountants. The decision to terminate Hein + Associates LLP as our principal independent accountants was approved by our Board of Directors on May 4, 2000. In connection with the audits for the fiscal years ended December 31, 1999, 1998 and 1997, and the subsequent interim period through May 4, 2000, there were no disagreements between Hein + Associates LLP and us, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Hein + Associates LLP would have caused Hein + Associates LLP to make reference in connection with its report for the related periods with respect to the subject matter of the disagreement. The audit reports of Hein + Associates LLP on our consolidated financial statements, as of and for the fiscal years ended December 31, 1999 and 1998, did not contain any adverse opinion, or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.


     As of June 23, 2000, we engaged Arthur Andersen LLP, as our independent public accountant. Prior to engaging Arthur Andersen LLP, neither we nor anyone on our behalf consulted Arthur Andersen LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements. Since no disagreements were reported between us and our former independent public accountant, Arthur Andersen LLP has not been consulted on any matter that was either the subject of a disagreement or a reportable event.

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
THE COMPANY...........................    2

RISK FACTORS..........................    3

WHERE YOU CAN FIND MORE INFORMATION...   12

PLAN OF DISTRIBUTION..................   13

SELLING STOCKHOLDERS..................   14

LEGAL MATTERS.........................   20

EXPERTS...............................   20


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                9,872,575 SHARES

                                PHOTOMEDEX, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------
                                          , 2002

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The registrant estimates that expenses in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, will be as follows:


Securities and Exchange Commission Registration Fee.........  $ 19,915.46
Legal and Accounting Fees and Expenses......................  $485,000.00
Transfer Agent Fees and Expenses............................  $  2,000.00
Printing Expenses...........................................  $110,000.00
Miscellaneous...............................................  $ 10,000.00
                                                              -----------
          Total.............................................  $626,915.46

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Our Certificate of Incorporation generally provides for the maximum indemnification of a corporation's officers and directors as permitted by law in the State of Delaware. Delaware law empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except in the case of an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful.

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense. The corporation, unless ordered by a court or advanced pursuant to this section, must make any indemnification under this section, only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
(d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     The certificate of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to this section or for the advancement of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     Further, we may enter into agreements of indemnification with our directors to provide for indemnification to the fullest extent permitted under Delaware law.

ITEM 16(a)


EXHIBITS
--------
   5.1     Opinion of Matthias & Berg LLP(1)
  23.1     Consent of Arthur Andersen LLP
  23.2     Consent of Hein + Associates LLP
  23.3     Consent of Matthias & Berg LLP (included in Exhibit 5.1
           hereto)(1)
  24.1     Power of Attorney (included on signature page of this
           Registration Statement)


---------------


(1) Previously filed as part of this Registration Statement.



ITEM 17.  UNDERTAKINGS.


     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that paragraphs (4)(i) and (4)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

          (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Radnor, Pennsylvania on January 25, 2002.


                                          PHOTOMEDEX, INC.


                                          By: /s/ JEFFREY F. O'DONNELL


                                            ------------------------------------

                                                   Jeffrey F. O'Donnell,
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey F. O'Donnell and Dennis M. McGrath, as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith , as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                           CAPACITY IN WHICH SIGNED            DATE
                     ---------                           ------------------------            ----

             /s/ WARWICK ALEX CHARLTON               Chairman of the Board of          January 25, 2002
---------------------------------------------------    Directors
               Warwick Alex Charlton

             /s/ JEFFREY F. O'DONNELL                President, Chief Executive        January 25, 2002
---------------------------------------------------    Officer and Director
               Jeffrey F. O'Donnell

               /s/ DENNIS M. MCGRATH                 Chief Financial Officer           January 25, 2002
---------------------------------------------------    (Principal Accounting Officer)
                 Dennis M. McGrath

                 /s/ ALAN R. NOVAK                   Director                          January 25, 2002
---------------------------------------------------
                   Alan R. Novak

              /s/ JOHN J. MCATEE, JR.                Director                          January 25, 2002
---------------------------------------------------
                John J. McAtee, Jr.

               /s/ SAMUEL E. NAVARRO                 Director                          January 25, 2002
---------------------------------------------------
                 Samuel E. Navarro

                /s/ RICHARD DEPIANO                  Director                          January 25, 2002
---------------------------------------------------
                  Richard DePiano